Exhibit 99.43

Equinox Gold Corp.

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Equinox Gold Corp., formerly Trek Mining Inc. (the “Company” or “Equinox”)

Suite 730 - 800 West Pender Street

Vancouver, British Columbia, V6C 2V6

1.2	Executive Officer

The following individual is knowledgeable about the significant acquisition that is described and this business acquisition report:

Peter Hardie, Chief Financial Officer

Phone: 604-558-0560

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On December 22, 2017, the Company completed the acquisition of all of the issued and outstanding shares of NewCastle Gold Ltd. (“NewCastle”) and Anfield Gold Corp. (“Anfield”) pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). NewCastle and Anfield are both in the business of precious metals exploration and development.

The Arrangement was completed pursuant to the terms of an arrangement agreement dated October 25, 2017 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, each NewCastle shareholder received Company common shares at a share exchange ratio of 0.873 shares for each NewCastle share (the “NewCastle Exchange Ratio”) and each Anfield shareholder received Company common shares at a share exchange ratio of 0.407 shares for each Anfield share (the “Anfield Exchange Ratio”). Each NewCastle warrant and option and Anfield option became exercisable for Company common shares, as adjusted in accordance with the applicable Exchange Ratio. Based on the applicable Exchange Ratios, upon completion of the Arrangement, former Company shareholders held 44% of the Company, former NewCastle shareholders held 44% and former Anfield shareholders held 12%.

In connection with the Arrangement, the Company changed its name to “Equinox Gold Corp.”. Also in connection with the Arrangement, Ross Beaty acquired approximately 22.5 million common shares of Equinox. The shares were purchased pursuant to a share and debenture purchase agreement between the Company, Ross Beaty and Sandstorm Gold Ltd. (“Sandstorm”), whereby Sandstorm sold Ross Beaty 4.0 million common shares of the Company and US$15.0 million principal of the debenture payable by the Company to Sandstorm at a combined purchase price of US$18.2 million. The debenture was converted to 18,518,518 common shares of Equinox.

The Arrangement and the respective business of each of NewCastle and Anfield are more fully described in the joint information circular of Anfield and NewCastle dated November 14, 2017 (“NewCastle-Anfield Circular”) and filed on SEDAR at www.sedar.com under the profiles for Anfield and NewCastle.

2.2	Acquisition Date

December 22, 2017.

2.3	Consideration

Pursuant to the Arrangement, NewCastle shareholders received 0.873 common shares of the Company for each NewCastle share held and Anfield shareholders received 0.407 common shares of the Company for each Anfield share held. There was no cash consideration in the transaction.

2.4	Effect on Financial Position

Pursuant to the Arrangement, Equinox acquired control of NewCastle and Anfield, and on a consolidated financial basis has assumed all liabilities of NewCastle and Anfield. Except as disclosed in this business acquisition report and the NewCastle-Anfield Circular, the Company does not have any current plans for any material changes in the business affairs of NewCastle or Anfield which may have a significant effect on the financial performance and financial position of Equinox.

In connection with the completion of the Arrangement, Robert Pease, Felipe Alves, J. David Lowell, James O’Rourke and Daniel Wilton resigned from the board of directors of the Company. Ross Beaty, Jacques McMullen, Lenard Boggio and Marshall Koval were appointed to the board of directors of the Company at the effective time of the Arrangement. The officers and senior management of the Company were unchanged after completion of the Arrangement.

2.5	Prior Valuations

No valuation opinion was obtained in the last 12 months by the Company, NewCastle or Anfield. However, the Company obtained a fairness opinion from Cormark Securities Inc. dated October 24, 2017, attesting to the fairness of the Arrangement to the Company, from a financial point of view. NewCastle obtained a fairness opinion from TD Securities Inc. dated October 24, 2017, attesting to the fairness of the consideration to be received by Newcastle shareholders pursuant to the Arrangement, from a financial point of view and Anfield obtained a fairness opinion from Fort Capital Partners dated October 24, 2017, attesting to the fairness of the consideration to be received by Anfield shareholders pursuant to the Arrangement, from a financial point of view. No shareholder vote was required by shareholders of the Company in relation to the Arrangement.

2.6	Parties to Transaction

The Arrangement was not with an informed person (as such term is defined in section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations), associate or affiliate of the Company.

See the NewCastle-Anfield Circular for information relating to a related party transaction that was separate from, but closed shortly after the Arrangement (specifically, the amendment of the debenture payable by the Company to Sandstorm).

2.7	Date of Report

March 6, 2018.

Item 3	Financial Statements and Other Information

As required by Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations, the following financial statements have been incorporated by reference in or attached to the Newcastle-Anfield Circular, copies of which have been filed under Newcastle’s and Anfield’s profiles on SEDAR, and are incorporated by reference into, and form a part of, this business acquisition report:

•	Audited consolidated annual financial statements of NewCastle for the year ended December 31, 2016 and year ended December 31, 2015.

•	Audited consolidated annual financial statements of Anfield for the year ended December 31, 2016 and year ended December 31, 2015.

•	Unaudited condensed consolidated interim financial statements of NewCastle for the three and nine months ended September 30, 2017.

•	Unaudited condensed consolidated interim financial statements of Anfield for the three and nine months ended September 30, 2017.

The auditors of the financial statements which are incorporated by reference and form a part of this business acquisition report have not given their consent to include their audit report in this business acquisition report.